                          				UNITED STATES
           		      SECURITIES AND EXCHANGE COMMISSION
                  			    Washington, D.C. 20549

OMB Approval
OMB Number:   3235-0145
Expires:  October 31, 1994
Estimated average burden
hours per response...14.9


                           				SCHEDULE 13G
                           				------------
              		 Under the Securities Exchange Act of 1934
                    			     (Amendment No. 2)*


                     			    PEOPLES BANCORP INC.
                     			    --------------------
                     			      (Name of Issuer)


                            				COMMON STOCK
                            				------------
               		      (Title of Class of Securities)


                              			 709789101
                              			 ---------
                       			      (CUSIP Number)


Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent to less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (292)


                CUSIP No. 709789 10 1                  13G


1       NAME OF REPORTING PERSON
       	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       	  The Peoples Banking and Trust Company


2.      CHECK THE APPROPRIATE BOX IS A MEMBER OF A GROUP*
                            				    (a) ___
       	  N/A                       (b) ___


3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION
       	  Ohio

              		    5.      SOLE VOTING POWER
NUMBER OF                     129,410 Shares*
SHARES
BENEFICIALLY        6.      SHARED VOTING POWER
OWNED BY EACH                 456,582 Shares*
REPORTING
PERSON              7.      SOLE DISPOSITIVE POWER
WITH                          66,325 Shares*

              		    8.      SHARED DISPOSITIVE POWER
                     			      519,667 Shares*

*The reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of all of these shares.


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       	  585,992


10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       	CERTAIN SHARES*
	         N/A


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       	  17.00%


12.     TYPE OF REPORTING PERSON*

Item 1(a).      Name of Issuers.
      Peoples Bancorp Inc.

Item 1 (b).     Address of Issuer's Principal Executive Offices.
      P.O. Box 738
      Marietta, Ohio 45750

Item 2(a).      Names of Person Filing.
      The Peoples Banking and Trust Company

Item 2(b).      Address of Principal Business Office or, if none,
              		Residence.
      P.O. Box 738
      Marietta, Ohio 45750

Item 2(c).      Citizenship.
      Ohio

Item 2(d).      Title of Class of Securities.
      Common Stock

Item 2(e).      CUSIP Number.
      709789 10 1

Item 3.
      The reporting person is a bank as defined in section 3(a) (6) of the Securities Exchange Act of 1934, as amended.

Item 4.         Ownership.
      (a)   Amount beneficially owned:              585,992
      (b)   Percent of Class:                       17.00%
      (c)   Number of shares as to which such person has:
       	    (i)     Sole power to vote or to direct the vote:
			                   129,410
	           (ii)    Shared power to vote or to direct the vote:
                   			456,582
       	    (iii)   Sole power to dispose or to direct the disposition of:
                   			66,325
       	    (iv)    Shared power to dispose or to direct the disposition of:
                   			519,667

     (1)     The reporting person, and the officers and directors of the
        	    reporting person, disclaim beneficial ownership of these shares.

     (2)     Based upon a total of  3,445,275 issued and outstanding shares.

Item 5.         Ownership of 5% or Less of a Class.
      Not Applicable.

Item 6.         Ownership of More than 5% on Behalf of Another Person.

      Certain of the trusts in which shares of the issuer are invested and for which the reporting person is Trustee provide for the grantor and/or beneficiaries to share in the direction of the dividends and proceeds from the sale of issuer securities. No individual trust holds more than 5% of the total issued and outstanding shares of the issuer.

Item 7.         Identification and Classification of the Subsidiary
              		Which Acquired the Security Being Reported on by the Parent Holding Company.
      Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
      Not Applicable.

Item 9.         Notice of Dissolution of Group.
      Not Applicable.

Item 10.        Certification.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           		    THE PEOPLES BANKING AND TRUST COMPANY

		               By:  /s/ ROSE H. HAAS
                  			 ----------------

           		    Print Name:  Rose N. Haas
                         				 ------------

           		    Its:  Vice President and Senior Investment Officer
                  			  --------------------------------------------


Dated:  As of February 6, 1997